Exhibit 99.1

Corporate Communications

Closing of $500 million notes of CNH Industrial Capital LLC

London, April 10, 2017

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that its wholly owned subsidiary, CNH Industrial Capital LLC, has completed its previously announced offering of $500 million in aggregate principal amount of 4.375% notes due 2022, issued at par.

The net proceeds of this offering were approximately $496 million after payment of offering and other related expenses. CNH Industrial Capital LLC intends to add the net proceeds from the offering to its general funds and use them for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets in the ordinary course of business. The net proceeds may also be applied to repay CNH Industrial Capital LLC’s indebtedness as it becomes due.

The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on April 5 and October 5 of each year, beginning on October 5, 2017, and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on April 5, 2022.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, BNP Paribas Securities Corp. and Goldman, Sachs & Co. acted as joint book-running managers and the representatives of the underwriters for the offering, and MUFG Securities Americas Inc. and UniCredit Capital Markets LLC acted as joint book-running managers for the offering. The offering was made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission on September 11, 2015. Copies of the prospectus supplement and prospectus for the offering may be obtained by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, Telephone: 1-800-294-1322, Email: dg.prospectus_requests@baml.com; BNP Paribas Securities Corp., Attention: Syndicate Desk, 787 Seventh Avenue, New York, NY 10019, Telephone: 1-800-854-5674, Email: new.york.syndicate@bnpparibas.com; or Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, Telephone: (866) 471-2526, Fax: (212) 902-9316, Email: prospectus-ny@ny.email.gs.com. Copies of the prospectus supplement and prospectus for the offering are also available on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov.

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

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This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

CNH Industrial Capital LLC is an indirect wholly owned subsidiary of CNH Industrial N.V. and is headquartered in Racine, Wisconsin. As a captive finance company, the primary business of CNH Industrial Capital LLC and its subsidiaries is to underwrite and manage financing products for end-use customers and dealers of CNH Industrial America LLC and CNH Industrial Canada Ltd. (collectively, “CNH Industrial North America”) and provide other related financial products and services to support the sale of agricultural and construction equipment sold by CNH Industrial North America. CNH Industrial Capital LLC and its subsidiaries also provide wholesale and retail financing related to new and used agricultural and construction equipment manufactured by entities other than CNH Industrial North America. CNH Industrial Capital LLC’s principal executive offices are located at 5729 Washington Avenue, Racine, WI 53406, and the telephone number is +1(262) 636-6011.

For more information contact:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com